May 5, 2025

Ken Lyons
Chief Executive Officer
Midori Group Inc.
5 Hazelton Avenue, Suite 400
Toronto, ON M5R 2E1

       Re: Midori Group Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed April 10, 2024
           File No. 024-12526
Dear Ken Lyons:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2024, letter.

Amendment No. 2 on Form 1-A filed April 10, 2025
Summary Information
Business, page 3

1. We note your response to prior comment 5 and reissue the comment. You cross-
       reference descriptions in the section captioned 'Our Products.' However, this section does not appear to provide a description of what these qualifications or standards mean with respect to your additive. Please briefly describe the applicable regulation or designation or otherwise explain what it means for the Midori Biosolutions additive to be FDA FOOD, REACH, FTC, PROP65 and CONEG compliant. Your disclosure should explain if your product has been certified by a third party as meeting the
       criteria for such designation or if compliance has been determined by management.
 May 5, 2025
Page 2

Description of the Business
Business, page 28

2. We note your revisions in response to prior comment 6 and reissue the comment in part. Your disclosure on page 28 states that use of your product involves a step that breaks down plastic to biogas which "promotes renewable energy development."
       Please provide additional disclosure to explain the creation of a renewable energy source or remove this statement. We additionally note your disclosure on page 29 that you believe "the Midori-Biosolutions additive provides brands and retailers with a sustainable solution for fossil fuel-based plastics." Please support the claim that your product creates a sustainable solution or remove this statement.
3. We note your revisions in response to prior comment 11 and reissue the comment in part. Please further explain the process in which your product is integrated with or into third-party plastics and whether this process has been validated or is still experimental. In this regard, we note your statements that your product may be in the form of pellets, powder, polyethylene terephthalate (PET), polypropylene
(PP),
       polystyrene (PS), nylon, and synthetic rubber and that your additive "can be added to virtually all polymer types, processes and applications." However, with respect to your signed customers you note that you are still conducting testing to ensure the additive can be integrated into their products effectively prior to launch to the public.
4. We note your revisions in response to prior comment 13. You state that "a significant percentage of plastics that get recycled end up in landfills" and that "[r]ecycling only processes a fraction of what they collect with the balance going to landfills." Please revise your disclosure to reconcile these two statements and clarify if the significant percentage of plastics going into landfills has been recycled or was only deposited or collected to be recycled. Additionally, please substantiate these claims or revise them to state that these are your beliefs.
5. We note your response to prior comment 16 and your statements that you do not own the intellectual property rights to the additive you sell and that if your distribution agreement with your supplier were terminated, you would need to contract with one of the several other manufacturers of the additive of which you are aware. Please clarify the type of intellectual property rights associated with your product. Specifically, please explain whether there are any active patents covering the product or if it can be can freely manufactured by any third party. If the product can be freely manufactured, please explain what intellectual property rights you would propose to acquire with the proceeds of the offering. Alternatively, if the product cannot be freely manufactured as a result of applicable third party intellectual property rights, please explain how you would be able to contract with alternative suppliers of your product if your distribution agreement were terminated.
Competition, page 32

6. We note your revisions in response to prior comment 17. Please briefly describe what an enzymatic process is and further explain how it differentiates your company to your competitors.
 May 5, 2025
Page 3
Liquidity and Capital Resources, page 33

7. We note you refer to working capital of $1,911,853. However, this amount is your total current assets and does not reflect any liabilities. Please clarify your disclosure related to working capital.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for Year Ended September 30, 2024 Compared with Year
Ended
September 30, 2023, page 33

8. We note your response to prior comment 18 and reissue in part. Please provide a narrative discussion explaining unusual or infrequent events or transactions materially affecting your income from operations. This should include any significant components of expenses, including management and consulting fees and stock-based compensation. Please ensure financial statement line items described here are those that are reflected on the Consolidated Statements of Loss and Comprehensive
       Loss. Refer to Item 9(a) of Form 1-A.
Trends, page 34

9. We note your revisions in response to prior comment 20 and reissue the comment in part. Please expand on your disclosure to provide additional details on the projects you are working on, including any material work or milestones that have been completed to date, and your anticipated timeframe for the development of these projects. If these projects are all still in preliminary stages and if you do not have any anticipated timeframe for their development, please state this in your disclosure.
Compensation of Directors and Executive Officers
Consulting Agreement with CFO of Midori Group, page 37

10. We note your revisions in response to prior comment 23. Please disclose whether the consulting agreement with the CFO of Midori Group was renewed. We note your disclosure that the agreement was for an initial term of one year and that the agreement provides for annual extensions upon the mutual agreement of the parties.
Equity Incentive Plan, page 37

11. We note your response to prior comment 25 that you have included the Equity
       Incentive Plan as an exhibit to the Amendment. It does not appear that the plan was filed as an exhibit to the most recent amendment. Once available, please file the
       Equity Incentive Plan as an exhibit.
Financial Statements
9. Share Capital, page F-16

12. We note you disclose shares to be issued. Please describe how the fair values for the shares were determined. Please also disclose if there are any performance obligations or vesting terms that need to be met in order for the shares to be issued.
 May 5, 2025
Page 4
18. Subsequent Events, page F-26

13. We note you disclose warrants that were issued as part of the Release and Settlement
      Agreement. Please disclose the financial statement impact of issuing the warrants.
      Please also disclose the financial statement impact of the other subsequent equity issuances.

       Please contact Tayyaba Shafique at 202-551-2110 or Michael Fay at 202-551-3812 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-
4466 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Arden Anderson, Esq.